Exhibit 99.2

September 26, 2016

Dear Shareholder:

You are cordially invited to attend the 2016 annual meeting of shareholders of Sinovac Biotech Ltd. to be held on November 7, 2016, at 9:00 A.M. Beijing time, at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China, and at the corresponding time in Antigua at No. 6 Temple Street, St. John’s, Antigua.

At this year’s annual meeting you will be asked to:

•	approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors until the next annual meeting of shareholders and until their successors are duly elected;

•	approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; and

•	approve the appointment of Ernst & Young Hua Ming LLP as the independent auditor of the Company for the fiscal year ending December 31, 2016 and to authorize the directors of the Company to fix such independent auditor’s remuneration.

The annual meeting will also transact such other businesses as properly may be brought before it or any adjournment thereof.

The accompanying Notice of Meeting and Proxy Statement describe these matters. We urge you to read this information carefully.

The board of directors unanimously believes that re-election of its nominees for directors, the appointment of an independent auditor and authorization to fix such independent auditor’s remuneration, are in the best interests of the Company and its shareholders, and, accordingly, recommends a vote “FOR” the re-election of all of the above directors, “FOR” the approval of the audited consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm thereon, and “FOR” the appointment of Ernst & Young Hua Ming LLP as our independent auditor and the authorization to fix such independent auditor’s remuneration.

In addition to the business to be transacted as described above, management will respond to comments and questions of general interest to shareholders.

It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or the voting instruction form provided by your broker or other nominee. This will ensure your shares are represented at the annual meeting.

Sincerely,

SINOVAC BIOTECH LTD.

Weidong Yin

Chairman, Chief Executive Officer and Secretary

TABLE OF CONTENTS

Page

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS	1

INFORMATION CONCERNING VOTING AND SOLICITATION	3

General	3
Who Can Vote	3
Voting by Proxy	3
Voting in Person	3
Revocation of Proxy	4
Quorum and Votes Required	4
Solicitation of Proxies	5
Assistance	5
Important Information About Us	5

ITEM 1: RE-ELECTION OF DIRECTORS	6

ITEM 2: APPROVAL OF FINANCIAL STATEMENTS AND AUDITORS REPORT	7

ITEM 3: APPOINTMENT OF INDEPENDENT AUDITOR	8

OTHER MATTERS	9

Householding of Proxy Materials	9

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SINOVAC BIOTECH LTD.

Executive Offices:

No. 39 Shangdi Xi Road
Haidian District, Beijing 100085

Registered Office:

36 Long Street

City of Saint John

Antigua and Barbuda

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 7, 2016

To the shareholders of Sinovac Biotech Ltd.:

We will hold our 2016 annual meeting of shareholders in Beijing at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China at 9:00 AM. Beijing time on November 7, 2016, and at the corresponding time in Antigua at No. 6 Temple Street, St. John’s, Antigua, for the following purposes:

1.       to approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors with a term expiring at the next annual meeting of shareholders and until their successors are duly elected;

2.       to approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; and

3.       to approve the appointment of Ernst & Young Hua Ming LLP as our independent auditor for the fiscal year ending December 31, 2016 and to authorize the directors of the Company to fix such independent auditor’s remuneration.

The annual meeting will also transact any other business as may properly come before it or any adjournments or postponements of the annual meeting.

These items of business are described in the attached proxy statement. Only our shareholders of record at the close of business in Antigua on September 23, 2016, the record date for the annual meeting, are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting.

A list of shareholders eligible to vote at our annual meeting will be available for inspection at the annual meeting, and at our executive offices during regular business hours not later than 10 days after the record date.

Your vote is very important. It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or voting instruction form. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instruction form used by that firm to determine whether you will be able

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to submit your proxy by telephone or over the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card or voting instruction card will ensure your shares are represented at the annual meeting. Please review the instructions in this proxy statement and the enclosed proxy card or the information forwarded by your broker, bank or other nominee regarding your voting rights.

By Order of the Board of Directors,

Weidong Yin

Chairman, Chief Executive Officer and Secretary

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PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the board of directors of Sinovac Biotech Ltd., a company incorporated in Antigua and Barbuda (“Sinovac,” “we,” “our” or “us”), for use at the 2016 annual meeting of shareholders to be held on November 7, 2016, at 9:00 A.M. Beijing time, or at any continuation, postponement or adjournment thereof, for the purposes discussed in this proxy statement and in the accompanying notice of annual meeting and any business properly brought before the annual meeting. Proxies are solicited to give all shareholders of record an opportunity to vote on matters properly presented at the annual meeting. We intend to mail this proxy statement and accompanying proxy card around September 29, 2016 to all shareholders entitled to vote at the annual meeting. The annual meeting will be held in Beijing at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China, and at the corresponding time in Antigua at No. 6 Temple Street, St. John’s, Antigua.

Who Can Vote

You are entitled to vote if you were a shareholder of record of our common shares as of the close of business in Antigua on September 23, 2016. You are entitled to one vote for each common share held on all matters to be voted upon at the annual meeting. Your shares may be voted at the annual meeting only if you are present in person or represented by a valid proxy.

Voting by Proxy

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your common shares as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, preaddressed, postage paid envelope or otherwise mailing it to us. If you hold your common shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services online program. This program provides eligible shareholders who receive a paper copy of the Proxy Statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the enclosed paper proxy in the self-addressed postage paid envelope provided.

Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card or voting instruction card whether or not you plan to attend the annual meeting in person. You should vote by submitting your proxy or voting instructions even if you plan to attend the annual meeting.

All properly signed proxies that are received before the polls are closed at the annual meeting and that are not revoked will be voted at the annual meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the re-election of each of the directors, “FOR” the approval of the audited consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm thereon, and “FOR” appointment of the independent auditor and the authorization to fix such independent auditor’s remuneration.

Voting in Person

If you are a shareholder of record and plan to attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote in person at the annual meeting, you must bring to the annual meeting a legal proxy from the record holder of the shares (your broker or other nominee) authorizing you to vote at the annual meeting.

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Revocation of Proxy

If you are a shareholder of record, you may revoke your proxy at any time before your proxy is voted at the annual meeting by taking any of the following actions:

•	delivering to our corporate secretary a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date than the original proxy; or

•	attending the annual meeting and voting in person, although attendance at the annual meeting will not, by itself, revoke a proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road,
Haidian District, Beijing 100085
People’s Republic of China

Attn: Secretary

If your shares are held in “street name” by a broker or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

Quorum and Votes Required

At the close of business in Antigua on September 23, 2016, 56,964,161 of our common shares were outstanding and entitled to vote. All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes and abstentions.

Shareholders present in person or by proxy representing a majority of our common shares will constitute a quorum at the annual meeting. Common shares held by persons attending the annual meeting but not voting and shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present for purposes of determining a quorum. If a quorum is not present, the annual meeting may be adjourned from time to time until a quorum is established. Section 113(3) of the International Business Corporations Act of Antigua provides that if a quorum is not present within thirty minutes of the time appointed for a meeting of shareholders, the meeting stands adjourned to the same day two weeks thereafter at the same time and place; and, if at the adjourned meeting, a quorum is not present within thirty minutes of the appointed time, the shareholders present constitute a quorum. Because NASDAQ Rule 5620(c) requires that a quorum of at least 33 1/3% for shareholder meetings, we will not transact business at any adjourned meeting unless shareholders present in person or by proxy at the adjourned meeting represent at least 33 1/3% of our shares.

For Proposal 1, the affirmative vote of a majority of the shares cast is required for the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors. Abstentions will not be counted as a vote for the proposal.

For Proposal 2, the affirmative vote of a majority of the shares cast is required for the approval of the audited consolidated financial statements and the Report of Independent Registered Public Accounting Firm. Abstentions will not be counted as a vote for the proposal.

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For Proposal 3, the affirmative vote of a majority of the shares cast is required for the selection of Ernst & Young Hua Ming LLP as our independent auditor and to authorize the board of directors to fix remuneration of Ernst & Young Hua Ming LLP. Abstentions will not be counted as a vote for the proposal.

Solicitation of Proxies

Our board of directors is soliciting proxies for the annual meeting from our shareholders. We will bear the entire cost of soliciting proxies from our shareholders. In addition to the solicitation of proxies by mail, we will request that brokers, banks and other nominees that hold our common shares, which are beneficially owned by our shareholders, send proxies and proxy materials to those beneficial owners and secure those beneficial owners’ voting instructions. We will reimburse those record holders for their reasonable expenses. We may use several of our regular employees, who will not be specially compensated, to solicit proxies from our shareholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Assistance

If you need assistance in completing your proxy card or have questions regarding the annual meeting, please contact William Zima of ICR, Investor Relations at Tel: +1-203-682-8233 or William.Zima@icrinc.com, or Helen Yang, IR Director of Sinovac Biotech Ltd. at Tel: +86-10-8279-9871, or yangg@sinovac.com, or Miya Cui of Sinovac Biotech Ltd. at Tel: +86-10-8279-9594, or cuiyw@sinovac.com.

Important Information About Us

Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86-10-8289-0088. Investor inquiries should be directed to us at this address and telephone number. Our website is http://www.sinovac.com. The information contained on our website is not part of this proxy statement.

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ITEM 1

RE-ELECTION OF DIRECTORS

The corporate governance and nominating committee of our board of directors has recommended to the board of directors to re-elect Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors at the annual meeting of shareholders until the next annual meeting of shareholders and further directed the management to submit the re-election of directors for approval by the shareholders at the annual meeting.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL OF THE DIRECTORS.

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ITEM 2

APPROVAL OF FINANCIAL STATEMENTS AND AUDITORS REPORT

Our audited consolidated financial statements for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto have been provided to our shareholders at the annual meeting of shareholders.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF OUR audited consolidated financial statements for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto.

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ITEM 3

APPOINTMENT OF INDEPENDENT AUDITOR

The audit committee of our board of directors has selected Ernst & Young Hua Ming LLP (“E&Y”) as our independent auditor for the year ending December 31, 2016, and has further directed that management submit the selection of independent auditor and authorization to the board of directors to fix E&Y’s remuneration for approval by the shareholders at the annual meeting.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF E&Y AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2016 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX E&Y’S REMUNERATION.

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OTHER MATTERS

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of banks and brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker, direct your request to William Zima of ICR, Investor Relations at Tel: +1-203-682-8233 or William.Zima@icrinc.com or contact Helen Yang, IR Director of Sinovac Biotech Ltd. at Tel: +86-10-8279-9871, or yangg@sinovac.com, or Miya Cui of Sinovac Biotech Ltd. at Tel: +86-10-8279-9594, or cuiyw@sinovac.com. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

SINOVAC BIOTECH LTD.

Weidong Yin

Chairman, Chief Executive Officer and Secretary

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